EATON
Powering Business Worldwide

EATON

Powering Business Worldwide

©
2012 Eaton Corporation. All rights reserved.
Cooper Industries Acquisition
Employee Communication
May 21, 2012
Filed by Eaton Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Cooper Industries plc; Eaton Corporation
Filer’s SEC File No.: 1-1396
Date: May 22, 2012

Good morning / afternoon. I’m pleased to give you an update on the exciting news announced Monday by Sandy Cutler. Let me start out with a quick summary of what was actually announced. 2

3 ©
2012 Eaton Corporation. All rights reserved.
What did Eaton just announce?
• An agreement to acquire Cooper Industries, creating a
combined enterprise that would have had $21.5 billion
sales in 2011
• Will become part of Eaton’s electrical business
• The new company will be formed via a legal process
similar to a merger and will be incorporated in Ireland
• Executives and functions will remain based in their
present locations
• Plan to deliver $535 million in annual synergies

Eaton announced it has reached agreement to acquire Cooper Industries.  This is the largest acquisition in our history.  Together with
Cooper, we would have had combined 2011 sales of an estimated $21.5 billion.
After the acquisition is completed, Cooper will become part of Eaton’s electrical business, led by Tom Gross.
The acquisition will be accomplished via a form of Irish legal process, similar to a merger.  Cooper is currently an Irish incorporated company and, as a result of the legal processes in Ireland and the U.S., Cooper and Eaton will be combined in a company incorporated in Ireland.
Preliminary plans, still subject to government approval, are for the company to be known as Eaton Global Corporation plc. Our company will continue to trade on the New York Stock Exchange as ETN.
The change of our place of incorporation to Ireland will have virtually no impact on our employees.  Executives and corporate functions will remain based in their present locations.
Putting the two companies together will result in over $500 million in annual synergies.

5 ©
2012 Eaton Corporation. All rights reserved.
Benefits of Acquiring Cooper Industries
• Broader electrical solutions for our customers
and channel partners
• Moving Eaton upstream into utility distribution, grid
automation and smart grid and downstream into
lighting, lighting controls and wiring devices
• Wider base for our service business
• Complementary geographic strengths
Creates an enterprise increasingly well positioned for growth through addressing global power management needs

Beyond just making Eaton quite a bit larger, there are a lot of strategic benefits and opportunities.
These stem from the fact that our Electrical Sector and Cooper have very complementary products.
Together they create a broader electrical solution for our customers.
If you think about electricity as a long ‘chain’ of equipment from the power plant to the light bulb, you can think of Eaton’s current electrical business as playing in the middle.
Cooper stretches that position in both directions. First, it moves us ‘upstream’ because Cooper is a leading supplier to Electrical
Utilities. Second, it stretches us downstream because Cooper is also a leader in lighting, lighting controls, and the final products you plug into… generally known as wiring devices.
Having a bigger solution means having a bigger opportunity to provide services, and one of the benefits we anticipate is increasing our service business considerably.
And finally, we have very complementary geographic strengths.  This will allow us to leverage ourselves in key markets outside the
USA.
So a good way to think about the benefits is that it accelerates the strategy we’ve had in place for quite a while … we are creating an enterprise that is very well positioned for growth through addressing global power management needs.

7 ©
2012 Eaton Corporation. All rights reserved.
Cooper business mix
Geographic Mix
End Market Mix
Source: Company filings, company reports
Industrial
35%
Commercial
26%
Utility
27%
Residential
7%
Other
5%
US
60%
Int’l Dev
19%
Emerging
21%

Like Eaton, Cooper Industries has been in the process of diversifying their end-market and geographic mix.  From an end market perspective, a larger percentage of their business is sold to electric utilities.  This was attractive to us.  Like us, they also have a large and successful position in industrial and commercial markets, although they achieve that position with different products. That was also attractive to us.
They have a somewhat higher concentration of their total business in the U.S. than Eaton does.  Having said that, they have focused heavily on globalizing their business over the past several years and have been able to achieve a total of 40% of their revenues to customers outside the U.S.

Cooper has a wide range of complementary
electrical businesses
Power Systems
Crouse-Hinds
• $1.0 billion sales
• Global leader in electrical
solutions for harsh and
hazardous environments
Safety
• $600 million sales
• Leading European provider
of emergency lighting and
video security
Electrical Products ($2.5 B sales)
Lighting
• $1.1 billion sales
• Strong LED platform driving
growth
Bussmann
• $650 million sales
• Global leader in circuit
protection
B-Line Support structures
• $400 million sales
• Global provider of structural
systems and wire management
solutions
Wiring devices
• $350 million sales
• Electrical devices for commercial
and residential power distribution
Energy and Safety Solutions ($2.9 B sales)
• $1.3 billion sales
• Market leader in
distribution grid
protection

Cooper Industries has a terrific set of complementary products with very strong brands.  They report their business by the two segments shown at the top of this slide. Each is sizable as you can see.
Within these two segments are seven strong businesses and many strong brands:
-
-
-
-
-
-
-
Again, seven strong businesses with very strong positions and brands.

Cooper Power Systems is a market leader in grid protection and has $1.3 billion in sales.  This business sells extensively to the electric utilities segment
One of their most famous brands is Crouse – Hinds. It is a $1 billion manufacturer of enclosures and solutions for hazardous environments.  Their customer base is big industry like Oil and Mining
Safety, primarily a European business with $600 million in sales, is a leading provider of emergency systems such as lighting and video.
Lighting is a very powerful and broad business with  $1.1 billion in sales.  This business manufactures light fixtures for Industrial,
Commercial, and Residential applications. Recently they have introduced a broad line of energy-efficient LED fixtures … very promising for the future.
Bussman is another one of their strong brands.  Bussman is a $650 million manufacturer of fuses and other devices that protect equipment and people.
B-Line is an interesting business that manufactures structures that manage wiring and cable.  Doing this well is a big deal, particularly in industrial settings and in applications with a lot of wires such as data centers.
And finally, wiring devices.  I’m sure you recognize these two pictures.

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EATON
Powering Business Worldwide

©
2012 Eaton Corporation. All rights reserved.
Acquisitions have played a large role in
growing our electrical business
Electrical Group
Acquisitions
Year
Acq’d
Sales
Market Participation Regional Strength
Power Control
& Distribution
Power
Quality
Lighting &
Safety
Americas EMEA
Asia-
Pacific
Cutler Hammer 1978 $0.6B
Westinghouse DCBU 1994 $1.0 B
Delta Electrical 2003 $0.3 B
Powerware 2004 $0.8 B
MGE Small Systems 2007 $0.2 B
Moeller 2008 $1.5 B
Phoenixtec 2008 $0.5 B
Cooper Industries 2012 $5.4 B
28 other Electrical acquisitions since 1990

Acquisitions  have played a large role in building our electrical business.  Cooper will certainly be the biggest, but  we have made other large ones  as shown on this chart.  Large and small together, we have made  34 acquisitions since 1990 and Cooper
Industries will be our 35
th
.
As you can see from the middle of the chart, Cooper adds extensive capability to Eaton’s power distribution portfolio.  And in addition, it adds a new capability in lighting and safety.

13 ©
2012 Eaton Corporation. All rights reserved.
What happens next?
• The deal is not yet complete and must go through approvals before being consummated.  Expect closing in late Q3 or in Q4.
• An integration team consisting of members from both companies will be formed and start its joint work at closing.
• In the interim, everything is business as usual.
• Eaton employees should not contact Cooper employees,
channels or customers.
• Any media calls should be addressed to Don McGrath and
investor calls should be addressed to Don Bullock.

As I said in the beginning, the announcement of the agreement to acquire Cooper Industries is very big and exciting news. There are a number of very important steps and some important things to remember.
First, the deal is not complete and we must to through various approvals before it is. So keep in mind that we have not acquired them until it is complete.
An integration team will be formed when the deal is completed, made up of members from both companies. This is true for all Eaton acquisitions.
In the interim, everything is business as usual. We are being asked to not speculate too much about what synergies will exist. Let’s give our integration team some time to do their work.  Again, everything is business as usual until then.
Above all, we should not make contact of any type with Cooper employees, or any of their customers or channel partners.
In the event of a media call being made to any of us personally, or to our facility, we should have all those calls addressed to Don
McGrath at World Headquarters.
Thanks for your time.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information Will Be Filed With The SEC

A registration statement on Form S-4 will be filed that will include the Joint Proxy Statement of Eaton Corporation (“Eaton”) and Cooper Industries plc (“Cooper”) that also constitutes a Prospectus of Eaton Global Corporation Plc** Expected name, or a variant thereof. (“Eaton Global Plc”). Eaton and Cooper plan to mail to their respective shareholders (and to Cooper Equity Award Holders for information only) the Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. Investors and shareholders are urged to read the Joint Proxy Statement/Prospectus (including the Scheme) and other relevant documents filed or to be filed with the SEC carefully when they become available because they will contain important information about Eaton, Cooper, Eaton Global Plc, the transactions and related matters. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by Eaton Global Plc, Eaton and Cooper through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Eaton and Eaton Global Plc with the SEC by contacting Don Bullock from Eaton by calling (216) 523-5127, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Cooper by contacting Cooper Investor Relations at c/o Cooper US, Inc., P.O. Box 4466, Houston, Texas 77210 or by calling (713) 209-8400.

*	Expected name or a variant thereof.

Participants in the Solicitation

Cooper, Eaton and Eaton Global Plc and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective shareholders of Cooper and Eaton in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Cooper and Eaton in connection with the proposed transactions, including a description of their director or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Cooper’s directors and executive officers is contained in Cooper’s Annual Report on Form 10-K for the year ended December 31, 2011 and its Proxy Statement on Schedule 14A, dated March 13, 2012, which are filed with the SEC. Information regarding Eaton’s directors and executive officers is contained in Eaton’s Annual Report on Form 10-K for the year ended December 31, 2011 and its Proxy Statement on Schedule 14A, dated March 16, 2012, which are filed with the SEC.

Forward-Looking Statements

This presentation may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 concerning Eaton, Eaton Global Plc, the acquisition and other transactions contemplated by the Transaction Agreement, our acquisition financing, our long-term credit rating and our revenues and operating earnings. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Eaton or Eaton Global Plc, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside of our control. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include adverse regulatory decisions; failure to satisfy other closing conditions with respect to the Acquisition; the risks that the new businesses will not be integrated successfully or that we will not realize estimated cost savings and synergies; our ability to refinance the bridge loan on favorable terms and maintain our current long-term credit rating; unanticipated changes in the markets for our business segments; unanticipated downturns in business relationships with customers or their purchases from Eaton; competitive pressures on our sales and pricing; increases in the cost of material, energy and other production costs, or unexpected costs that cannot be recouped in product pricing; the introduction of competing technologies; unexpected technical or marketing difficulties; unexpected claims, charges, litigation or dispute resolutions; new laws and governmental regulations. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect our business described in our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the SEC. We do not assume any obligation to update these forward-looking statements.

No statement in this presentation is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Eaton.

Statement Required By The Takeover Rules

The directors of Eaton Corporation accept responsibility for the information contained in this communication. To the best knowledge and belief of the directors of Eaton Corporation (who have taken all reasonable care to ensure such is the case), the information contained in this communication is in accordance with the facts and does not omit anything likely to affect the import of such information.